EXHIBIT 99.3

SECOND AMENDMENT

TO THE

HUNTINGTON INGALLS INDUSTRIES, INC.

NEWPORT NEWS OPERATIONS SAVINGS (401(K)) PLAN

FOR UNION ELIGIBLE EMPLOYEES

This amendment to the October 1, 2015 restatement of the Huntington Ingalls Industries, Inc. Newport News Operations Savings (401(k)) Plan for Union Eligible Employees (the “Plan”) incorporates the following change negotiated between Huntington Ingalls Incorporated and the United Steelworkers and its Local 8888 (“Local 8888”) pursuant to a collective bargaining agreement for the term July 10, 2017 through November 14, 2021: Retirement Account Contribution for certain active Local 8888 members under the Plan. This change applies only to participants covered under the terms of the Local 8888 collective bargaining agreement who are hired on or after July 10, 2017.

I. Paragraph (a) of Section 4.03 of the Plan is amended by adding subparagraph (4) to the end thereof:

“(a) Eligibility for Retirement Account Contributions. This Section 4.03 is effective:

(4) as of July 10, 2017, with respect to Employees who are hired or rehired by an Employer on or after July 10, 2017 who (i) satisfy the eligibility requirements contained in Section 2.01, (ii) are employed by an Employer pursuant to a Basic Labor Agreement with the Employer and the United Steelworkers of America and its Local 8888, and (iii) are not eligible to participate in any other defined benefit plan maintained by the Company or any Controlled Group Member.”

II. In all respects not amended, the Plan is hereby ratified and confirmed.

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IN WITNESS WHEREOF, Huntington Ingalls Industries, Inc. has caused this amendment to be executed by its duly authorized representative on this 16th day of August,2017.

HUNTINGTON INGALLS INDUSTRIES, INC

By
William Ermatinger
Executive Vice President and Chief Human
Resources Officer